TIBARAY, INC.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2025 and 2024

TIBARAY, INC.

TABLE OF CONTENTS

To the Board of Directors of
Tibaray, Inc.
Fremont, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Tibaray, Inc. (the "Company") which comprise the balance sheets as of December 31, 2025 and 2024 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company sustained net losses of $4,847,917 and $4,554,641 for the years ended December 31, 2025 and 2024, respectively, and had negative operating cash flows for both 2025 and 2024. As of December 31, 2025, the Company also had an accumulated deficit of $16,559,936 and lacks liquid assets to satisfy its obligations as they come due with cash and cash equivalents of $19,393 and a working capital deficit of $15,156,718. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events,

considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 9, 2026

Artesian CPA, LLC
1312 17th Street #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

TIBARAY, INC.
BALANCE SHEETS
As of December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 19,393	$ 680,260
Grants receivable	-	115,689
Prepaid expenses	42,521	105,721
Inventories	185,206	-
Rent deposit, current portion	-	27,972
Other assets	-	30,281
Total current assets	247,120	959,923
Non-Current Assets:		
Property and equipment, net	636,821	777,481
Intangible assets	134,010	69,118
Operating lease right-of-use asset	2,399,814	2,931,073
Finance lease right-of-use asset	145,967	-
Rent deposit, net of current portion	406,778	406,778
Total non-current assets	3,723,390	4,184,450
TOTAL ASSETS	$ 3,970,510	$ 5,144,373
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and other current liabilities	$ 974,227	$ 657,676
Deferred revenue	1,352,942	1,473,143
Operating lease liability - current portion	538,657	539,136
Finance lease liability - current portion	26,300	-
Convertible notes payable - current portion	10,719,991	-
Accrued interest payable - current portion	1,173,292	-
Loans payable	618,429	1,022,992
Total current liabilities	15,403,838	3,692,947
Non-Current Liabilities:		
Operating lease liability - net of current portion	2,171,662	2,710,319
Finance lease liability - net of current portion	119,998	-
Convertible notes payable - net of current portion	-	7,416,000
Accrued interest payable - net of current portion	-	776,364
SAFE liabilities	2,700,000	2,150,000
Total non-current liabilities	4,991,660	13,052,683
Total liabilities	20,395,498	16,745,630

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

TIBARAY, INC.
BALANCE SHEETS
As of December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
Stockholders' Deficit:		
Class 1 common stock, $0.00001 par, 26,450,000 and 1,550,000 shares authorized as of December 31, 2025 and 2024, respectively. 2,397,404 and 1,253,508 shares issued and outstanding as of December 31, 2025 and 2024, respectively	24	13
Class 2 common stock, $0.00001 par, 3,550,000 and 1,600,000 shares authorized as of December 31, 2025 and 2024, respectively. 3,550,000 and 1,600,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	36	16
Series A preferred stock, $0.0001 par, 3,000,000 and 0 shares authorized as of December 31, 2025 and 2024, respectively. 0 shares issued and outstanding as of both December 31, 2025 and 2024.	-	-
Additional paid-in capital	134,888	110,733
Accumulated deficit	(16,559,936)	(11,712,019)
Total stockholders' deficit	(16,424,988)	(11,601,257)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 3,970,510	$ 5,144,373

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

TIBARAY, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

	2025	2024
Revenue:		
Sales of products and services	$ 665,971	$ 45,200
Grant income	377,657	1,192,912
Total revenue	1,043,628	1,238,112
Cost of revenue:		
Sales of products and services	(1,666,567)	(558,619)
Grants	(510,449)	(1,052,130)
Total cost of revenue	(2,177,016)	(1,610,749)
Gross loss	(1,133,388)	(372,637)
Operating Expenses:		
General and administrative	1,416,374	2,490,038
Research and development	1,326,975	1,054,349
Sales and marketing	230,795	178,357
Total Operating Expenses	2,974,144	3,722,744
Loss from operations	(4,107,532)	(4,095,381)
Other Income/(Expense):		
Interest expense	(721,312)	(472,657)
Interest income	4,636	4,612
Others	(23,709)	8,785
Total Other Income/(Expense)	(740,385)	(459,260)
Net loss	$ (4,847,917)	$ (4,554,641)

TIBARAY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2025 and 2024

	Class 1 Common Stock		Class 2 Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2023	929,113	$ 9	1,600,000	$ 16	$ 93,018	$ (7,157,378)	(7,064,335)
Exercise of stock options	206,062	2	-	-	12,241	-	12,243
Issuance of restricted stock awards	250,000	3	-	-	5,474	-	5,477
Forfeited unvested restricted stock awards	(131,667)	(1)	-	-	-	-	(1)
Net loss	-	-	-	-	-	(4,554,641)	(4,554,641)
Balance at December 31, 2024	1,253,508	$ 13	1,600,000	$ 16	$ 110,733	$ (11,712,019)	$ (11,601,257)
Exercise of stock options	16,396	-	-	-	1,309	-	1,309
Issuance of restricted stock awards							
Class 1 Common Stock	1,150,000	12	-	-	22,846	-	22,858
Class 2 Common Stock	-	-	1,950,000	20	-	-	20
Forfeited unvested restricted stock awards	(22,500)	(1)	-	-	-	-	(1)
Net loss	-	-	-	-	-	(4,847,917)	(4,847,917)
Balance at December 31, 2025	2,397,404	$ 24	3,550,000	$ 36	$ 134,888	$ (16,559,936)	$ (16,424,988)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

TIBARAY, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

	2025	2024
Cash Flows from Operating Activities		
Net loss	$ (4,847,917)	$ (4,554,641)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation of property and equipment	209,745	177,928
Stock compensation - restricted stock awards	22,877	5,477
Net increase in (payment of) loan fees	(15,075)	16,326
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	115,689	280,553
(Increase)/decrease in prepaid expenses	63,200	(33)
(Increase)/decrease in inventories	(185,206)	-
(Increase)/decrease in deposits	27,972	427
(Increase)/decrease in other assets	30,281	-
(Increase)/decrease in operating lease right-of-use asset	531,259	788,035
(Increase)/decrease in finance lease right-of-use asset	(145,967)	-
Increase/(decrease) in accounts payable and other current liabilities	316,551	139,395
Increase/(decrease) in deferred revenue	(120,201)	777,895
Increase/(decrease) in accrued interest payable	569,649	436,818
Increase/(decrease) in operating lease liability	(392,838)	(505,169)
Net cash used in operating activities	(3,819,981)	(2,436,989)
Cash Flows from Investing Activities		
Purchase of property and equipment	(69,085)	(219,401)
Patent issuance costs capitalized to intangible assets	(64,892)	(37,582)
Cash used in investing activities	(133,977)	(256,983)
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes payable	3,130,000	1,425,000
Proceeds from exercise of stock options	1,309	12,243
Proceeds from loans	-	1,905,000
Repayment of loans	(388,218)	(906,462)
Proceeds from issuance of SAFE liabilities	550,000	-
Net cash provided by financing activities	3,293,091	2,435,781
Net change in cash	(660,867)	(258,191)
Cash and cash equivalents at beginning of year	680,260	938,451
Cash and cash equivalents at end of year	$ 19,393	$ 680,260
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 112,081	$ 34,498
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Convertible notes exchanged to 2025 series convertible notes	$ 1,365,000	$ -
Accrued interest payable converted into convertible note	$ 173,991	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Tibaray, Inc. (the "Company"), is a Delaware corporation organized on December 2, 2014. The Company is engaged in the development and design of their radiotherapy equipment products. The Company's headquarters is in Fremont, California. The Company is focused on research and development.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Actual results could differ from those estimates presented within the financial statements. Significant estimates inherent in the preparation of the accompanying financial statements include useful lives of property and equipment, valuation of right-of-use (ROU) assets and lease liabilities, valuation deferred income tax assets, valuation of Simple Agreements for Future Equity (SAFE) liabilities, and reserves for commitments and contingencies. Any adjustments applied to these estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company's cash and cash equivalents were held at one and two accredited financial institutions as of December 31, 2025 and 2024, respectively.

The Company's cash and cash equivalents did not exceed federally insured limits as of December 31, 2025. The Company had cash and cash equivalents of $358,968 in excess of federally insured limits as of December 31, 2024.

The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

Accounts and Grants Receivable

Accounts and grants receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers/grantors and other factors. Provisions for losses on receivables are determined on the basis of loss experience, known and inherent

risk in the account balance and current economic conditions. Receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are carried at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2025 and 2024, the Company's receivables amounted to $0 and $115,689, respectively. As of December 31, 2025 and 2024, the Company considers its receivables as fully collectible and no allowance for doubtful accounts has been recorded.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. Prepaid expenses amounted to $42,521 and $105,721 as of December 31, 2025 and 2024, respectively, and consisted primarily of insurance payments and various subscriptions.

Inventory

Inventory is carried at the lower of cost or market and accounted for using the weighted average cost method. Inventory amounted to $185,206 as of December 31, 2025, which $163,305 are raw materials and components and $21,901 are work-in-process.

The Company regularly evaluates inventory for possible impairment and obsolescence, and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in cost of goods sold in the statements of operations.

No impairment or obsolescenes of inventory for the year ended December 31, 2025.

Rent Deposits

Rent deposits pertain to refundable deposits due from lessors in connection with lease contracts active as of December 31, 2025 and 2024. Rent deposits amounted to $406,778 and $434,750 as of December 31, 2025 and 2024, respectively.

Other Assets

Other assets pertaions to receivables for refunds from vendors, which amounted to $0 and $30,281 as of December 31, 2025 and 2024, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $2,500 as property and equipment. The Company depreciates furniture and fixtures and lab equipment using the straight-line method based on its estimated useful life of 5 years, depreciates computer hardware using the straight-line method based on its estimated useful life of 3 years, and

depreciates leasehold improvements using the straight-line method based on its estimated useful life of 6 years (dependent upon remaining lease terms). The Company periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2025 and 2024, the management determined no impairment on the Company's property and equipment.

An item of property and equipment and any significant part initially recognized is derecognized upon disposal (i.e. at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of operations when the asset is derecognized.

The Company's property and equipment consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Furnitures and fixtures	$ 6,803	$ 6,803
Computer hardware	9,139	9,139
Lab equipment	619,515	612,901
Leasehold improvements	528,421	475,950
Vehicles	10,000	-
Total	1,173,878	1,104,793
Accumulated depreciation	(537,057)	(327,312)
Property and equipment, net	$ 636,821	$ 777,481

Depreciation expense for the years ended December 31, 2025 and 2024 was $209,745 and $177,928, respectively.

Intangible Assets

Intangible assets consist of patents used by Company for its main operations. Costs to acquire these patents are capitalized and amortized over their expected economic useful lives. These patents are assessed for impairment when there are indicators of impairments identified. Where the future benefits of the rights are unknown, these costs are expensed as incurred. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of operations in the expense category that is consistent with the function of the intangible assets. Intangible assets with indefinite useful lives are not amortised, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Intangible assets are derecognized upon disposal (i.e. at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of operations.

Intangible assets as of December 31, 2025 and 2024 amounted to $134,010 and $69,118, respectively. No amortization expense incurred as the patents were not yet issued and approved.

Impairment of Long-Lived Assets (Property and Equipment and Intangible Assets)

Company management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2025 or 2024, the Company did not recognize any impairment losses on long-lived assets.

Simple Agreements for Future Equity (SAFE)

The Company accounts for its SAFE investments as liability derivatives under the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 815, Derivatives and Hedging. If any changes in the fair value of the SAFEs occur, the Company records such changes in the statement of operations.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Sales of Product and Services

The Company's revenue contracts consist of performance obligations to transfer the promised goods or services. The Company assesses whether these performance obligations are satisfied at point in time or over-time.

The Company transfers control of a good or service over time if one of the following criteria is met:

a. The customer simultaneously receives and consumes the benefits provided by the entity's performance as the entity performs;
b. The entity's performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced;
c. The entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date

If none of these criteria are met, control over goods or services are satisfied at a point in time.

For revenue contracts in which the performance obligations are identified to be satisfied at a point in time, revenue is recognized when goods or services are provided to the customer.

For revenue contracts in which the performance obligations are identified to be satisfied over time, the Company uses an input method in measuring progress of the installation services because there is a direct relationship between the Company's effort (i.e. based on the costs incurred) and the transfer of service to the customer.

The Company recognizes revenue either:

a. Based on milestones reached, in cases the contracts whose activities are specifically agreed and designed.
b. For contracts where activities are not specifically designed, progress is measure on the basis of the costs expended relative to the total expected costs to complete and deliver the goods or service.

Grant Income

Grant income pertains to grants awarded by U.S. Department of Energy (DOE) whereby the Company will be paid an amount equal to a budget agreed with the DOE. Revenue is recognized by the Company once the costs incurred by the Company related to the grant are billed by the Company and accepted by the DOE.

Details of the contracts granted to the Company and related revenue recognized for the years ended December 31, 2025 and 2024 are disclosed in Note 4.

Disaggregation of Revenue

The Company believes that the captions contained on the statements of operations appropriately reflect the disaggregation of its revenue by major type for the years ended December 31, 2025, and 2024.

Concentrations

The Company's revenue sources and receivables carry significant concentrations. The Company considers a 3rd party to carry significant concentration if it represents at least 10% of the Company's total revenue.

For the year ended December 31, 2025, there was one customer which represented 63% of total revenue and one grant agency which represented 36% of total revenue. For the year ended December 31, 2024, there was one granting agency which represented 96% of total revenue. Loss of these funding sources could have a material impact on the Company's financial position and financial performance.

As of December 31, 2025, there is no outstanding receivable. As of December 31, 2024, 100% of total receivables was due from one granting agency.

Contract Balances

Receivables are recognized if an amount of consideration that is unconditional is due from the customer (i.e. only the passage of time is required before payment of the consideration is due).

No accounts or grant receivables are due as of December 31, 2025. Accounts receivables are due from one customer of December 31, 2024. Grant receivables are due from only one customer for December 31, 2024.

Deferred revenue is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Deferred revenue are recognized as revenue when the Company performs under the contract (i.e. transfers control of the related goods or services to the customer). Deferred revenue amounted to $1,352,942 and $1,473,143 as of December 31, 2025 and 2024, respectively.

Revenue recognized in 2025 from deferred revenue outstanding as of December 31, 2024 amounted to $545,770. No revenue was recognized in 2024 from deferred revenue outstanding as of December 31, 2023.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in banks, receivables, accounts payable and accrued expenses, lease liabilities, convertible notes payable, accrued interest payable, loans payable and SAFEs.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active

markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2025 and 2024, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value. Instruments subject to fair valuing consisted of SAFE agreements with the following balances as of December 31, 2025 and 2024:

	Total	Level 1	Level 2	Level 3
December 31, 2025	$ 2,700,000	$ -	$ -	$ 2,700,000
December 31, 2024	$ 2,150,000	$ -	$ -	$ 2,150,000

The Company measures the fair value of the SAFE at their fair value on a recurring basis (see Note 5). The fair value of the SAFEs was determined based on Level 3 inputs as there are no observable direct or indirect inputs. The Company estimated the fair value of the SAFE liability based on the weighted probability of settling the SAFEs under the different settlement scenarios. The valuation employed the estimated fair value of the Company's Common Stock, then applied a backsolve method, which utilizes the option pricing method (the Black-Sholes option pricing model), to calculate the implied enterprise value of the Company. The option pricing method treats classes of stock, including the SAFE instruments, having the attributes of common stock and preferred stock securities, as call options on the value of the Company's equity, with exercise prices based on the liquidation preferences of preferred stockholders and SAFE holders. Significant inputs to the valuation of the SAFEs included the value of the Company's common stock, estimated volatility of the Company's common stock, estimated life and management's estimate of the probability of settling the SAFEs under the possible settlement alternatives.

There was no changes to the 2022 SAFE liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2025 and 2024 as there were no new issuances, conversions, repayments, or other activity, and the Company determined there was no change in fair value as of December 31, 2025 and 2024.

The fair value of 2025 SAFE liabilities was computed by the Company using significant unobservable inputs (level 3) and determined to approximate its face value and as such, there was no change in fair value to be recognized as of December 31, 2025.

Cost of Net Revenues

Cost of net revenues amounting to $2,177,016 and $1,610,749 for the years ended December 31, 2025 and 2024, respectively, primarily consisted of production costs, shipping fees, contractor fees, and payroll and facilities allocations.

Research and Development

In accordance with ASC 730, research and development costs are expensed as incurred. Total expenses

related to research and development were $1,326,975 and $1,054,349 for the years ended December 31, 2025 and 2024, respectively.

Sales and Marketing

Sales and marketing are expended as incurred. Total sales and marketing costs were $230,795 and $178,357 for the years ended December 31, 2025 and 2024, respectively, which are included in sales and marketing expenses in the statements of operations.

Leases

The Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840 and generally requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations, recognized on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received and (c) any initial direct costs.

At the commencement date, the date at which the leased asset is available for use by the Company, leases are recognized by recording an ROU asset and a lease liability.

After the commencement date, for an operating lease, the lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date) and the ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued

lease payments, b) the remaining balance of any lease incentives received and (c) unamortized initial direct costs. Generally, each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period to produce a constant periodic rate of interest on the remaining balance of liability for each period.

Upon adoption of ASU 2016-02, the Company recognized a lease liability in relation to a lease which was classified as operating lease under the principles of ASC 842. This liability was measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of the lease execution date.

Income Taxes

Income taxes are provided in accordance with ASC 740, *Income Taxes*. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company files U.S. federal and California state income tax returns. The Company's tax returns for periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties and the need to obtain additional financing.

NOTE 3: GOING CONCERN

The Company sustained net losses of $4,847,917 and $4,554,641 for the years ended December 31, 2025 and 2024, respectively, and had negative operating cash flows for both 2025 and 2024. As of December 31, 2025, the Company also had an accumulated deficit of $16,559,936 and lacks liquid assets to satisfy its obligations as they come due with cash and cash equivalents of $19,393 and a working capital deficit of $15,156,718. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company recognizes it will need to raise additional capital in order to fund operations, meet its payment obligations, and execute its business plan. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company, and whether the Company will generate revenues, become profitable, and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds with favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. If the Company is unable to obtain financing on a timely basis, the Company could be forced to sell its assets, discontinue its operations, and/or pursue other strategic avenues to commercialize its technology, and its intellectual property could be impaired.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: GRANT INCOME

On June 28, 2021, the Company was awarded a grant from the DOE in connection with the High-Efficiency, Low-Cost Klystron System with Electrostatic Focusing project. Under this agreement, the Company was awarded $199,967 payable according to the reimbursements billed by the Company with period of performance until March 27, 2022. On August 22, 2022, this grant was renewed increasing the award to $1,349,528 and changing the title of the project to Low-Cost Radio Frequency Power Sources for Accelerator Application. Modifications were made resulting in the extension of period of performance until August 21, 2025. All the activities required from the Company under this project has been completed as of December 31, 2024. The Company recognized $0 and $618,572 for the years ended December 31, 2025 and 2024, respectively.

On June 27, 2022, the Company was awarded a grant from the DOE in connection with the Ultra-portable Multi-energy X-ray source using Novel RF Technology project. Under this agreement, the Company was awarded $199,786 payable according to the reimbursements billed by the Company with period of performance until March 26, 2023. On August 8, 2023, this grant was renewed increasing the award to $1,349,395. Modifications were made resulting in the extension of period of performance until August 27, 2025. All the activities required from the Company under this project has been completed

as of December 31, 2025. The Company recognized $277,501 and $474,748 for the years ended December 31, 2025 and 2024, respectively.

On July 22, 2024, the Company was awarded a grant from the DOE in connection with the Multi-Energy X-Ray Radiography Source using Novel RF Technology project. Under this agreement, the Company was awarded $199,748 payable according to the reimbursements billed by the Company with period of performance until May 19, 2025. All the activities required from the Company under this project has been completed as of December 31, 2025. The Company recognized $100,156 and $99,592 for the years ended December 31, 2025 and 2024, respectively.

NOTE 5: DEBT FINANCING AGREEMENTS

Convertible Notes Payable

On February 23, 2022, the Board of Directors authorized the sale and issuance of up to $4,000,000 convertible promissory notes designated with the note series 2022 ("2022 series notes"). These notes bear 6% annual interest and were due and payable on December 31, 2023.

On March 11, 2022, the Board of Directors entered into a consulting arrangement whereby the Company will issue convertible promissory note as payment for consulting services to be provided to the Company. 2022 series notes with a principal balance of $80,000 was issued in November 2022.

On May 10, 2022, the Board of Directors approved the issuance of the amended and restated convertible promissory note, which covers all outstanding notes as of this date and any date that shall be issued thereafter. The new note states that the maturity date of 2022 series notes will be on December 31, 2024. The new note also indicates that in the event that the Company issues and sells shares of its securities with total proceeds of not less than $10,000,000 ("Qualified Financing"), all outstanding convertible promissory notes and any accrued interest shall convert into the equity securities sold during the Qualified Financing. 2022 series notes sold and issued in 2022 amounted to an aggregate principal value of $2,370,000.

On June 23, 2023, the Board of Directors approved the increase of the total amount of convertible promissory notes to be sold under the 2022 series notes from $4,000,000 to an aggregate value of $5,991,000. 2022 series notes sold and issued in 2023 amounted to an aggregate principal value of $3,541,000.

On February 9, 2024, the Board of Directors authorized the sale and issuance of up to $10,000,000 convertible promissory notes ("2024 series notes"). These notes bear 8% annual interest and are due and payable on December 31, 2026. The 2024 series notes also indicates that in the event that the Company issues and sells shares of its securities with total proceeds of not less than $10,000,000 ("Qualified Financing"), all outstanding convertible promissory notes and any accrued interest shall convert into the equity securities sold during the qualified financing.

Each of the 2024 series notes also include warrants to purchase shares of the Company's Class 1 Common Stock. Each warrant will be exercisable for the number of Class 1 Common Stock shares equal to 5% of the principal amount of the note divided by the exercise price of the warrants. The exercise price of the warrants related to the 2024 series notes is $15 per share and will have an exercise

period of 7 years. More details related to the warrants are discussed in Note 6.

2024 series notes sold and issued in 2024 amounted to an aggregate principal value of $1,425,000.

On October 12, 2024, the Board of Directors and majority vote of the convertible noteholders approved the amendment of 2022 series notes and 2024 series notes extending the maturity dates to December 31, 2026, decreasing the amount of a Qualified Financing to $5,000,000.

On July 15, 2025 the Board of Directors authorized the sale and issuance of up to $5,000,000 in any combination of funds from issuance of convertible notes payable and SAFE liabilities.

Convertible promissory notes designated with the note series 2025 ("2025 series notes"). These notes bear 6% annual interest and are due and payable on December 31, 2026. Holders of 2022 and 2024 series notes may purchase 2025 series notes by exchanging the outstanding balance of their previous note and accumulated interest.

In 2025, $3,130,000 of cash investments were received and $1,365,000 of prior notes with accrued interest of $173,991 were exchanged and invested into 2025 series notes.

Holders of the 2025 series notes also receive warrants to purchase shares of the Company's Class 1 Common Stock.

Each warrant will be exercisable after both:

i. The conversion of the related note (exercise price has been determined) and
ii. The occurrence of an IPO or change of control (exit value and valuation percentage has been determined)

The number of shares that can be purchased and the exercise price will be determined upon conversion of the convertible note. Each warrant expires 7 years after its issuance. As these are not freestanding instruments and are contingent upon the note conversion, no value has been attributed.

Summary of relevant account balances related to convertible notes payable as of December 31, 2025 and 2024, including interest expense for the year then ended are as follows:

December 31, 2025

Note Series	Interest rate	Valuation cap	Discount at triggering event	Amount	Interest expense	Accrued interest
2022	6%	$ 35,000,000	80%	$ 5,151,000	$ 324,413	$ 904,771
2024	8%	$ 45,000,000	75%	900,000	90,451	112,466
2025	6%	$ 25,000,000	80%	4,668,991	156,056	156,055
				$ 10,719,991	$ 570,920	$ 1,173,292

December 31, 2024

Note Series	Interest rate	Valuation cap	Discount at triggering event	Amount	Interest expense	Accrued interest
2022	6%	$ 35,000,000	80%	$ 5,991,000	$ 360,445	$ 708,118
2024	8%	$ 45,000,000	75%	1,425,000	68,246	68,246
				$ 7,416,000	$ 428,691	$ 776,364

SAFE Liabilities

2020-2021 Issuances

In 2020 and 2021, the Company issued SAFE agreements for cash investments for a total amount of $2,150,000, (the "Purchase Amount"). The SAFE agreements do not accrue a dividend and are non-voting. The SAFE agreements are unsecured obligations.

In the event of equity financing before the termination of the SAFE agreements, on the initial closing of such equity financing, the SAFE will automatically convert into the number of shares of SAFE preferred stock (to be authorized and created by the Company at time of the triggering equity financing) equal to the Purchase Amount divided by the Conversion Price. The Conversion price means whichever of the following calculation results in a greater number of shares of SAFE preferred stock: (a) the SAFE price, which is the price per share equal to the post-money valuation cap divided by the Company's capitalization, or (b) the discount price, which is the price per share of the standard preferred stock sold in the equity financing multiplied by the discount rate. Post-money valuation cap is $20,000,000 and the discount rate is 80%.

In the event of liquidation before the termination of the SAFE agreements, the investor will automatically entitled to receive a portion of proceeds equal to the greater of (i) the Purchase Amount; or (ii) the amount payable on the number of shares of common stock equal to the Purchase Amount divided by the liquidity price (the "Conversion Amount"). A liquidity event is defined as a change of control or an initial public offering while liquidity price is the price per share equal to the post-money valuation cap divided by the liquidity capitalization.

In the event of dissolution before the termination of the SAFE agreements, the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to the consummation of the dissolution event. This event is defined as (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company, excluding a liquidity event, whether voluntary or involuntary.

In a liquidity or dissolution event, the SAFE agreements are intended to operate like standard non-participating preferred stock. The investor's right to receive the Purchase Amount is (i) junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes, to the extent such convertible promissory notes are not actually or notionally converted into capital stock, (ii) on par with payments for other SAFEs and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro-rata in proportion to the full payments that would otherwise be due, and (iii) senior to payments for common stock. The investor's right to receive its Conversion Amount is (a) on par with payments for common stock and other SAFEs and/or preferred stock who are also receiving Conversion Amounts or proceeds on a similar as converted to common stock basis, and (b) junior to payment described in (i) and (ii), in the latter case, to the extent such payments are Purchase Amounts or similar liquidation preferences.

The SAFE agreements will automatically terminate, without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFE, immediately following the earliest to

occur of (i) the issuance of capital stock to the investor pursuant to the automatic equity financing event, or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

2025 Issuances

In 2025, the Company issued SAFE agreements for cash investments for a total amount of $550,000, (the "Purchase Amount"). The SAFE agreements do not accrue a dividend and are non-voting. The SAFE agreements are unsecured obligations.

In the event of equity financing before the termination of the SAFE agreements, with a total proceeds of not less than $5,000,000 other convertible securities issued for capital raising purposes ("Qualified Financing"), the SAFE will automatically convert in whole at a conversion price equal to the lesser of: (a) cash price paid per share equal multiplied by the discount rate, (b) quotient resulting from dividing the pre-money valuation cap by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing. Post-money valuation cap is $20,000,000 and the discount rate is 80%.

In the event of termination, or liquidation or dissolution before the termination of the SAFE agreements, the terms are the same with the SAFE issued in 2020 and 2021.

Holders of the 2025 SAFE also receive warrants to purchase shares of the Company's Class 1 Common Stock.

Each warrant will be exercisable after both:

iii. The conversion of the related note (exercise price has been determined) and
iv. The occurrence of an IPO or change of control (exit value and valuation percentage has been determined)

The number of shares that can be purchased and the exercise price will be determined upon conversion of the SAFE. Each warrant expires 7 years after its issuance. As these are not freestanding instruments and are contingent upon the SAFE conversion, no value has been attributed.

As of December 31, 2025 and 2024, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

<u>Loans Payable</u>

On December 22, 2023 The Board of Directors approved the Company to enter into a financing agreement where the lender agrees to provide the Company the services specified in the agreement and establishes a period extending one year ("Facility Maturity Date") a revolving line of credit for the Company in the aggregate maximum principal amount of $1,000,000. Under this agreement, the Company is required to grant the lender a perfected security interest in all of the Company's rights and interests in all accounts, all rights to receive payment in respect to any credit balances owed by the government account debtors identified by both parties.

Government account debtors identified are as follows:

- United States Department of Energy
- National Cancer Institute
- Arizona State University

Interest on outstanding principal balances shall accrue at the US prime rate in effect from time to time (divided by 365) plus 0.0164% with interest accrued in a given calendar month due and payable in arrears on the earlier to occur of the Facility Maturity Date or the last business day of the following month. A commitment fee equal to 1.50% of the credit limit shall be deemed fully earned by the lender and due and payable not later than the Facility Maturity Date.

On March 11, 2025, the agreement was amended. The Facility Maturity Date was extended to one year from the amended date. Interest on outstanding principal balances shall accrue at the US prime rate in effect from time to time (divided by 365) plus 0.0189% with interest accrued in a given calendar month due and payable in arrears on the earlier to occur of the Facility Maturity Date or the last business day of the following month. A commitment fee equal to 1.50% of the credit limit shall be deemed fully earned by the lender and due and payable in 12 monthly installments beginning the following month of the amended date.

The details of loans payable and outstanding balance as of December 31, 2025 and 2024 are as follows:

	2025	2024
Balance at the beginning of the year	$ 1,022,992	$ -
Proceeds from new loans	-	1,905,000
Payments to principal	(388,218)	(906,461)
Interest expense accruals	110,811	40,875
Payments on interest expense	(112,081)	(32,748)
Accruals (payments of other charges)	(15,075)	16,326
	$ 618,429	$ 1,022,992

NOTE 6: STOCKHOLDERS' DEFICIT

Capital Structure

Authorized Shares

As of April 22, 2020, the Company authorized two classes of stock: "Class 1 Common Stock" and "Class 2 Common Stock." The total number of shares of Class 1 Common Stock that the Company is authorized to issue is 1,400,000 shares. The total number of shares of Class 2 Common Stock that the Company is authorized to issue is 1,600,000 shares. Both classes of common stocks shall have a par value of $0.0001 per share.

On August 28, 2024, the Company further amended the amended and restated certificate of incorporation to increase the number of authorized shares to 3,150,000 shares and designate 1,550,000 of these shares as Class 1 common stock.

On November 25, 2025, the Company filed an amended and restated certificate of incorporation to further increase the authorized capital shares. The latest amendment states:

The corporation is authorized to issue two class of stock: (i) 30,000,000 shares of Common Stock which is divided into two series designated, respectively, as "Class 1 Common Stock" and "Class 2 Common Stock"; and (ii) 15,000,000 shares of "Preferred Stock". The total number of shares of Class 1 Common Stock that the corporation is authorized to issue is 26,450,000 shares. The total number of shares of Class 2 Common Stock that the corporation is authorized to issue is 3,550,000 shares.

Common stock shall have a par value of $0.00001 per share. Preferred Stock shall have a par value of $0.00001 per share. Of the 15,000,000 shares of Preferred Stock authorized, 3,000,000 shares are hereby designated as "Series A Preferred Stock". The remaining 12,000,000 shares of Preferred Stock are reserved for future designation by the Board of Directors.

Voting Rights

Class 1 Common Stock and Class 2 common stock shall vote together as a class and not as a separate series. Class 1 Common Stock have one vote per share while Class 2 Common Stock have ten votes per share.

Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Class 1 Common Stock into which such share of Series A Preferred Stock is then convertible. Voting rights of other preferred stock shall be determined by the Board of Directors.

Liquidation Preference

Series A preferred stockholders have liquidation preferences equivalent to the original issue price per share of Series A Preferred Stock. All remaining assets of the Company after satisfaction of the Series A preferred stock liquidation preferences are distributed to common stockholders based on shares held.

Dividend Rights

Holders of Series A Preferred Stock and Common Stock shall be entitled to receive dividends equally among all classes of stocks based on number of shares held with Series A preferred stock on an "as-converted" basis.

Conversion Rights

Series A Preferred Stock are convertible into Common Stock at the holder's option at a dilution protected 1:1 ratio and are subject to mandatory conversion if and upon an initial public offering of over $20,000,000.

<u>Class 1 Common Stock</u>

Exercise of Options

In 2024, options were exercised to purchase 206,062 shares of Class 1 common stock for total gross proceeds of $12,243. In 2025, options were exercised to purchase 16,396 shares of Class 1 common stock for total gross proceeds of $1,309.

Issuance of Restricted Stock Agreements (RSA)

On October 1, 2024, the Company granted 250,000 shares of restricted Class 1 common stock to various employees, which were valued at the Company's estimated fair value of its stock and will be recorded as compensation expense as vesting occurs. The vesting of these shares is done monthly with periods ranging from 12 to 48 months. 160,000 shares will start vesting on October 1, 2024. 30,000 shares will start vesting on October 1, 2025, 30,000 shares will start vesting on October 1, 2026 and 30,000 shares will start vesting on October 1, 2027.

In 2025, the Company granted 1,150,000 shares of restricted Class 1 common stock to various employees, which were valued at the Company's estimated fair value of its stock and will be recorded as compensation expense as vesting occurs. 100,000 shares were fully vested upon issuance, 550,000 vests equally for 48 months and 500,000 will vest upon reaching a certain milestone.

15,208 shares vested in 2024 resulting in a stock compensation expense of $5,477. 138,451 shares vested in 2025 resulting in a stock compensation expense of $22,877.

22,500 and 131,667 of these shares of restricted Class 1 Common Stock have been forfeited due to separation of the recipients for the years ended December 31, 2025 and 2024, respectively.

There were 1,092,084 and 103,125 shares of unvested restricted common stock as of December 31, 2025 and 2024, respectively.

A summary of all issuances for Class 1 common stock is as follows:

	Shares
Issuance of Class 1 common stock:	
2020	815,000
2021	105,000
Exercise of stock options:	
2021	2,885
2022	458
2023	5,770
2024	206,062
2025	16,396
Net issuance of RSA	
2024	118,333
2025	1,127,500
	2,397,404

Class 2 Common Stock

On December 5, 2025 the Company granted 1,950,000 shares of restricted Class 2 common stock to various employees, which were valued at the Company's estimated fair value of its stock and will be recorded as compensation expense as vesting occurs. The vesting of these shares is done monthly for

48 months. The vesting of these shares will start in 2026 and end in 2029. No shares vested in 2025 and only the par value of $20 has been recognized as stock compensation expense in 2025.

Outstanding Balance

2,397,404 and 1,253,508 shares of Class 1 Common Stock are issued and outstanding as of December 31, 2025 and 2024, respectively. 3,550,000 and 1,600,000 shares of Class 2 Common Stock were issued and outstanding as of December 31, 2025 and 2024, respectively.

Stock Options

The Company has adopted the 2014 Stock Plan (the "2014 Plan"), which provides for the grant of stock options to employees, directors and consultants. The Company has reserved 200,000 shares of Class 1 common stock for issuance under the 2014 Plan. In April 2020, the Company approved an increase in the total amount of shares of Class 1 common stock reserved for issuance under the 2014 Plan by 400,000, bringing the total shares reserved to 600,000 shares. In August 2024, the Company amended the 2014 Plan to increase the shares authorized by 20,000 shares of Class 1 common stock, resulting in a reservation of 620,000 as of December 31, 2024.

On December 8, 2025 the Company further increased the total amount of shares of Class 1 common stock reserved for issuance under the 2014 Plan by 600,000 bringing resulting in a total reservation of 1,220,000 as of December 31, 2025.

Shares available for issuance under the 2014 Plan were 727,734 and 198,631 as of December 31, 2025, and 2024, respectively.

A summary of options activities for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	87,861	$ 0.31	372,604	$ 0.10
Granted	107,500	$ 0.10	73,320	$ 0.36
Exercised	(16,396)	$ 0.31	(206,062)	$ 0.10
Forfeited	(6,603)	$ 0.31	(152,001)	$ 0.10
Outstanding - end of year	172,362	$ 0.20	87,861	$ 0.31
Exercisable at end of year	58,647	$ 0.33	56,818	$ 0.28
Intrinsic value of options outstanding at year-end	$ 1,205		$ 7,471	
Weighted average duration (years) to expiration of outstanding options at year-end	8.97		8.27	
Weighted average duration (years) to expiration of exercisable options at year-end	7.64		7.87	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2025 and 2024:

	2025	2024
Risk free interest rate	3.79% to 3.83%	3.43% to 4.31%
Expected dividend yield	0.00%	0.00%
Expected volatility	85.00%	90.00%
Expected life (years)	7 to 7.5	5 to 7

The option issuances had trivial fair value and accordingly, no stock-based compensation was recorded for the periods presented. Remaining unvested options as of December 31, 2025 vest over a weighted average remaining period of 32 months.

Warrants

In 2025, the Company issued warrants in conjunction with its convertible note and SAFE issuances, as discussed in Note 5.

In 2024, the Company issued warrants to its convertible note holders. The warrants expire after a 7-year term in 2031. The warrants provide the holders with the right to purchase up to a total of 4,739 shares of Class 1 common stock at an exercise price of $15 per share. These warrants vested immediately. The fair value of these options on their date of grant was deemed to be de minimis using

the Black-Scholes option-pricing model with the following assumptions and as such, no value has been recorded for these warrants.

The Black-Scholes fair value was determined using the following inputs:

Risk free interest rate	4.62%
Expected dividend yield	0.00%
Expected volatility	90.00%
Expected life (years)	7

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

Lease Commitments – Operating Lease

On April 19, 2021, the Company entered into a lease agreement for office space and research and development use for a medical device company, which commenced on May 1, 2021 and for a period of 25 months ending May 31, 2023. The agreement called for a security deposit of $27,972 and one option to renew for two years. The monthly rental fee is $6,760 for the first year and $6,993 for the rest of the lease term. The Company recognized an operating ROU asset and operating lease liability, both for $375,242, using the Company's incremental borrowing rate at 6% and total lease term of 4.08 years. On June 1, 2023, the term of the lease agreement was extended for two years, from June 1, 2023 to May 31, 2025. The monthly rental fee is $10,490 for the first year and $11,014 for the second year.

On January 31, 2023, the Company entered into another lease agreement for general office space and research and development use, which commenced on April 1, 2023 and for a period of seven years ending March 31, 2030. The agreement called for a security deposit of $406,778 and one-month advance rental. The monthly rental fee is $52,058 for the first year, with subsequent annual rent increases of 3.5% over the next six years. The Company recognized an operating ROU asset and operating lease liability, both for $3,947,504, using the Company's incremental borrowing rate at 6% and lease term of 7 years.

The Company was also granted a tenant improvement allowance equivalent to $10 per rentable square foot of the premises, which is up to $242,130. In 2024, the Company received $226,999 of this allowance and the remaining balance will be received in 2026, once the permits were finalized and submitted to the lessor. This tenant improvement allowance was treated as lease incentive, reducing the ROU asset upon receipt.

On January 29, 2025, the Company terminated the first lease agreement above effective January 31, 2025, resulting in a loss of $18,543, which was included in other expense in the statement of operations.

The loss includes all the costs of termination which comprise termination fee, repairs and forfeited rent deposit which amounted to $57,743. The loss was reduced by the lease payments of $28,014 which was waived by the lessor as part of the termination. Further, the reversal of the right-of-use assets and lease liability as of January 31, 2025 resulted in a gain and reduced the loss by $11,186.

As of December 31, 2025 and 2024, the carrying amount of the operating ROU assets were $2,399,814

and $2,931,073, net of accumulated amortization of $1,320,691 and $1,164,675, respectively, and the carrying amount of the operating lease liability was $2,710,319 and $3,249,455, net of unamortized interest of $376,294 and $555,760, each respectively.

Lease Commitments – Finance Lease

On October 27, 2025, the Company entered into a finance lease agreement for equipment, which commenced on November 20, 2025 and for a period of five years ending October 20, 2025. The monthly rental fee is $2,988 with a documentation fee of $500. The Company recognized a finance ROU asset and operating lease liability, both for $151,000, using the implicit interest rate on lease at 7% and total lease term of 5 years.

Movements of relevant balances for the operating and finance leases are as follows:

	Operating lease		Finance lease	
Right-of-Use Assets - Cost	2025	2024	2025	2024
Balance at beginning of year	$ 4,095,748	$ 4,322,747	$ -	$ -
Additions during the year	-	-	151,000	-
Lease termination	(375,243)	-	-	-
Lease incentive		(226,999)	-	-
Balance at end of year	$ 3,720,505	$ 4,095,748	$ 151,000	$ -
Right-of-Use Assets - Accumulated Amortization				
Balance at beginning of year	$ 1,164,675	$ 603,639	$ -	$ -
Amortization during the year	488,191	561,036	5,033	-
Lease termination	(332,175)	-		-
Balance at end of year	$ 1,320,691	$ 1,164,675	$ 5,033	$ -
Right-of-Use Assets - Net book Value	$ 2,399,814	$ 2,931,073	$ 145,967	$ -
Lease Liabilities	2025	2024	2025	2024
Balance at beginning of year	$ 3,249,455	$ 3,754,624	$ -	$ -
Additions	-	-	151,000	-
Interest	178,650	213,412	1,774	-
Payments	(663,532)	(718,581)	(6,476)	-
Lease Termination	(54,254)	-	-	-
Balance at end of year	$ 2,710,319	$ 3,249,455	$ 146,298	$ -

Minimum annual lease payments for the remainder of the term of the lease contracts are as follows:

	Operating lease		Finance lease	
	2025	**2024**	**2025**	**2024**
2025	$ -	$ 718,602	$ -	$ -
2026	686,756	686,756	35,854	-
2027	710,792	710,792	35,854	-
2028	735,670	735,670	35,854	-
2029	761,418	761,418	35,854	-
2030	191,977	191,977	29,881	
Total	3,086,613	3,805,215	173,297	-
Unamortized interest	(376,294)	(555,760)	(26,999)	-
Present value of operating lease liabilities at end of the year	2,710,319	3,249,455	146,298	-
Current portion of operating lease liabilities at end of the year	(538,657)	(539,136)	(26,300)	-
Non-current portion of operating lease liabilities at end of the year	$ 2,171,662	$ 2,710,319	$ 119,998	$ -

Lease costs for the years ended December 31, 2025 and 2024 and other qualitative disclosures were as follows:

	Operating lease		Finance lease	
	2025	**2024**	**2025**	**2024**
Lease under ASC 842	$ 666,840	$ 774,448	$ 6,807	$ -
Variable lease expense	171,279	268,156	-	-
Total lease expense	$ 838,119	$ 1,042,604	$ 6,807	$ -
Weighted average remaining lease term	4.25	5.17	4.83	
Discount rates	6.00%	6.00%	7.00%	

Litigation

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2025 and 2024 are summarized below:

	2025	2024
Net operating loss carry forward	$ 3,054,686	$ 2,022,972
Unamortized capitalized R&D costs	857,630	862,116
R&D credit carryforward	347,996	260,737
Deferred tax assets	4,260,312	3,145,825
Valuation allowance	(4,260,312)	(3,145,825)
	$ -	$ -

The Company's effective tax rate for the years ended December 31, 2025 and 2024 was 0% due to the full valuation allowance on the Company's deferred tax assets.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated taxable income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which is estimated to be 27.98%. The increase in the valuation allowance for the year ended December 31, 2025 amounted to $1,114,487.

At December 31, 2025 and 2024, the Company has available net operating loss (NOL) carryforwards for federal tax of approximately $10.9 million and $7.23 million, respectively. The Company also has $347,996 of research and development credits that will begin to expire in 2040, if unused.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the financial statements with no impact on the financial condition, results of operations and cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Regulation Crowdfunding and Regulation D Offerings

On March 2, 2026, the Board of Directors ("BOD") authorized to offer up to 1,052,631 shares of Series A Preferred Stock, $0.0001 par value per share at a purchase price of $5.28 thru Regulation Crowdfunding; however, if the Directors have an active WeFunder VIP membership or subscribes on or before the date on which the Company raises $299,995.75 in the offering, the Directors will receive a 10% discount, which will reduce the purchase price to $4.75.

The BOD also authorized to concurrently offer up to an additional 1,500,000 Series A Preferred Shares to accredited investors pursuant to Regulation D Rule 506 at a purchase price of $4.75.

The BOD also authorized to offer investors in both offerings the following incentives:

a. Investors who invest at least $100,000 will received 5% bonus shares, and
b. Investors who invest at least $1,000,000 will receive 10% bonus shares

These bonus shares do not stack.

Stock Options and Warrants Issuance

On March 4, 2026, the Company granted 10,000 stock options to an employee with an exercise price of $0.10 per share, vesting over four years with one-year cliff. The Company also issued warrants to a consultant to purchase up to 3,000 Class 1 Common Shares with an exercise price of $5 per share with a term of ten years.

Funding Authorization

On March 5, 2026, the BOD authorized to issue an additional $600,000 in 2025 convertible notes for an aggregate amount of $5,600,000 in 2025 SAFEs and 2025 convertible notes combined, based on the same terms as those previously authorized.

Convertible Notes Issuance

In 2026, the Company issued 2025 series notes which bear 6% annual interest and are due and payable on December 31, 2026. The total amount of 2025 series notes issued amounted $1,835,611. In exchange for those issuances, $1,725,000 was received in cash and various 2022 and 2024 series notes with principal and accrued interest with cumulative amount of $110,611 were cancelled and exchanged into 2025 series notes.

SAFE Issuance

In 2026, the Company issued SAFE agreements in exchange for cash investments for a total amount of $135,000. The SAFE agreements do not accrue a dividend and are non-voting. The SAFE agreements are unsecured obligations.

Management's Evaluation

Management has evaluated subsequent events through April 9, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.